                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          MOLECULAR DIAGNOSTICS, INC.
                       (Name of Subject Company (issuer))

                          MOLECULAR DIAGNOSTICS, INC.
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   60851R104
                     (CUSIP Number of Class of Securities)

                               LEONARD R. PRANGE
                                   PRESIDENT
                          MOLECULAR DIAGNOSTICS, INC.
                      414 NORTH ORLEANS STREET, SUITE 510
                            CHICAGO, ILLINOIS 60610
                (Name, address, and telephone numbers of person
 authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO
                             ROBERT J. MINKUS, ESQ.
                             SCHIFF HARDIN & WAITE
                                6600 SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                                 (312) 258-5500

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
---------------------------------------------------------------------------------------------
                 $17,270,000                                       $3,454
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

 * Calculated solely for purposes of determining the filing fee. This amount assumes that 20,000,000 shares of common stock will be exchanged for 800,000 shares of Series E convertible preferred stock, which is convertible into 22,000,000 shares of common stock.

** The amount of filing fee calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934 equals 1/50 of one percent of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: -------------------      Filing Party: ---------------------
    Form or Registration No.: -----------------      Date Filed: -----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Schedule TO relates to the offer by Molecular Diagnostics, Inc., a Delaware corporation ("Molecular Diagnostics") to exchange (the "Exchange Offer") 1/25 (one twenty-fifth) of a share of Series E convertible preferred stock, par value $0.001, of Molecular Diagnostics for each share of common stock, par value $0.001, of Molecular Diagnostics currently outstanding commencing on November 20, 2001 and ending December 19, 2001 (the "Expiration Date"). Subject to the terms and conditions of the Exchange Offer, Molecular Diagnostics will issue 800,000 shares of Series E convertible preferred stock for up to 20,000,000 shares of common stock, representing approximately 56% of the outstanding common stock as of November 16, 2001. We will accept no more than 20,000,000 shares of common stock for exchange pursuant to the Exchange Offer. Holders of common stock electing to tender their shares prior to the Expiration Date may withdraw such acceptance, so long as a notice of such withdrawal is received by Molecular Diagnostics on or prior to the Expiration Date. The Series E convertible preferred stock will be delivered as soon as practicable after the Expiration Date. If more than 20,000,000 shares of common stock are tendered, Molecular Diagnostics will accept from each tendering holder of common stock an amount based on the proportion of common stock tendered by that holder to all common stock tendered. Molecular Diagnostics reserves the right to extend or terminate the Exchange Offer, in its sole and absolute discretion, which may be for any or no reason, and to otherwise amend the Exchange Offer in any respect. The Exchange Offer is open to all holders of common stock, and is subject to customary conditions. The Exchange Offer is subject to the terms and conditions set forth in the Offering Circular, dated November 19, 2001 (the "Offering Circular"), and in the related letter of transmittal (which, as either may be amended or supplemented from time to time, together constitute the "Disclosure Documents"). Subject to applicable securities laws and the terms set forth in the Offering Circular, Molecular Diagnostics reserves the right to waive any all conditions to the Exchange Offer. The Offering Circular and the letter of transmittal are attached to this Schedule TO as Exhibits (a)(1) and (a)(2), respectively. All information in the Disclosure Documents, including all schedules and annexes, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, except as otherwise set forth below.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Offering Circular under the title "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) Molecular Diagnostics, Inc., a Delaware corporation, is the issuer of the Series E convertible preferred stock that is subject to the Exchange Offer. Molecular Diagnostics' principal executive office is located at 414 North Orleans Street, Suite 510, Chicago, Illinois 60610, and its telephone number is (312) 222-9550. Prior to September 25, 2001, Molecular Diagnostics' corporate name was Ampersand Medical Corporation.

(b) The subject class of equity securities is Molecular Diagnostics' common stock, par value $0.001. As of November 16, 2001, Molecular Diagnostics had 35,560,517 shares of common stock issued and outstanding.

(c) Molecular Diagnostics' common stock is quoted on the Over-the-Counter Bulletin Board under the symbol MCDG. Before September 26, 2001, the common stock was quoted under the symbol AMPM and before June 1, 1999 it was quoted under the symbol BLBN.

     The table below sets forth the reported high and low sales price of Molecular Diagnostics' common stock as reported for the periods shown. The prices do not include retail mark-ups, mark-downs or commissions. Molecular Diagnostics did not pay any dividends on the common stock during these periods.

                                                              HIGH     LOW
                                                              -----   -----
1999 CALENDAR YEAR
  Third Quarter.............................................  $0.63   $0.25
  Fourth Quarter............................................   0.81    0.25
2000 CALENDAR YEAR
  First Quarter.............................................   5.56    1.00
  Second Quarter............................................   4.13    2.38
  Third Quarter.............................................   3.50    1.94
  Fourth Quarter............................................   2.88    0.75
2001 CALENDAR YEAR
  First Quarter.............................................   2.06    0.81
  Second Quarter............................................   2.06    0.97
  Third Quarter.............................................   1.20    0.36
  Fourth Quarter (through November 15, 2001)................   1.25    0.76

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Molecular Diagnostics is the filing person and subject company. The business address and telephone number are set forth under Item 2(a) of this Schedule TO.

     Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Molecular Diagnostics:

Peter P. Gombrich              Chairman of the Board and Chief Executive Officer
Alexander M. Milley            Director
Denis M. O'Donnell, M.D.       Director
John H. Abeles, M.D.           Director
Robert C. Shaw                 Director
Leonard R. Prange              President, Chief Operating Officer and Chief Financial Officer

     The business address and telephone number for all of Molecular Diagnostics' directors and executive officers is c/o Molecular Diagnostics, Inc., 414 North Orleans Street, Suite 510, Chicago, Illinois 60610, and (312) 222-9550.

     There is neither any person controlling Molecular Diagnostics nor any executive officer or director of any corporation or other person ultimately in control of Molecular Diagnostics.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) The information set forth in the sections of the Offering Circular entitled "The Exchange Offer," "Federal Income Tax Considerations," "Description of Series E Convertible Preferred Stock" and "Description of Capital Stock" are incorporated herein by reference.

(b) The Exchange Offer is open to all holders of Molecular Diagnostics' common stock, including officers and directors of Molecular Diagnostics. If the officers and directors of Molecular Diagnostics participate in the Exchange Offer, Molecular Diagnostics will exchange their shares of common stock on the same terms and conditions as all other holders of common stock who tender their shares. The directors and executive officers named in Item 3 of this Schedule TO have notified Molecular Diagnostics that they intend to tender for exchange all of their shares of common stock, totaling 9,586,382 shares. No affiliate has notified Molecular Diagnostics that he, she or it intends to participate in the Exchange Offer.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Denis M. O'Donnell, M.D., a director of Molecular Diagnostics, has agreed not to exercise warrants entitling him to purchase 784,901 shares of common stock of Molecular Diagnostics at an exercise price of $0.01, until the earlier of the effective date of a one-for-three reverse stock split of Molecular Diagnostics' common stock or an amendment to Molecular Diagnostics' Certificate of Incorporation to increase the authorized shares of common stock.

     Azimuth Corporation has agreed not to exercise warrants entitling it to purchase 2,875,000 shares of common stock of Molecular Diagnostics at exercise prices ranging from $0.001 to $1.25 per share, until the earlier of the effective date of a one-for-three reverse stock split of Molecular Diagnostics' common stock or an amendment to Molecular Diagnostics' Certificate of Incorporation to increase the authorized shares of common stock.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the section of the Offering Circular entitled "Summary Term Sheet" is incorporated herein by reference.

(b) Molecular Diagnostics will hold in treasury the common stock it acquires in the Exchange Offer but which may be used for issuance upon the exercise or conversion of options, warrants and/or preferred stock.

(c) Molecular Diagnostics has no plans, proposals or negotiations that relate to or would result in the matters referred to in paragraphs (c)(1) through
     (c)(10).

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Molecular Diagnostics will issue the Series E convertible preferred stock it is offering in exchange for the common stock out of its authorized but unissued shares of preferred stock.

(b)  Not applicable.

(d)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The table below sets forth information as of November 16, 2001, with respect to the beneficial ownership of the common stock by each person named under Item 3 of this Schedule TO. Unless otherwise noted, Molecular Diagnostics believes that all persons named in the table below have sole voting and investment power with respect to all shares of Molecular Diagnostics' common stock listed as beneficially owned by them. For purposes of the table, a person is deemed to be the beneficial holder of securities that can be acquired by the person currently or within 60 days of November 16, 2001 upon the exercise of warrants or options or the conversion of any series of Molecular Diagnostics' preferred stock. Each beneficial owner's percentage ownership is determined by including the shares underlying options or warrants which are exercisable or preferred stock which is convertible by the owner currently or within 60 days following November 16, 2001, and excluding shares underlying options, warrants and convertible preferred stock held by any other person.

                                                       NUMBER OF SHARES
NAME OF BENEFICIAL OWNER                              BENEFICIALLY OWNED   PERCENTAGE OF CLASS
------------------------                              ------------------   -------------------
Peter P. Gombrich(1)................................      5,726,173               16.1%
Alexander M. Milley(2)..............................      6,254,391               17.5%
Denis M. O'Donnell, M.D.............................        784,901                2.2%
John H. Abeles, M.D.(3).............................        324,116                 .9%
Robert C. Shaw(4)...................................        570,417                1.6%
Leonard R. Prange(5)................................      1,133,355                3.2%

(b)  None.

 (1) Includes: (i) 3,303,925 shares issued as a result of the merger of InPath, LLC and Bell National Corporation in December 1998; (ii) 838,434 shares owned by Mr. Gombrich's wife; (iii) 479,827 shares owned by The EAG Trust, 479,827 shares owned by The CMC Trust, and 479,827 shares owned by The MDG Trust, for each of which Mrs. Gombrich serves as sole Trustee; and (iv) 73,333 shares underlying options exercisable by Mr. Gombrich within sixty days. Mr. Gombrich disclaims beneficial ownership of the shares held by his wife and the Trusts for which she serves as Trustee.

 (2) Includes: (i) 503,333 shares owned by Milley Management, Inc., of which Mr. Milley is the sole director and executive officer, (ii) 1,494,667 shares owned by Cadmus Corporation, of which Mr. Milley is a director and executive officer, and 250,000 shares issuable to Cadmus Corporation under a warrant granted by Molecular Diagnostics that was exercisable on August 7, 2001; (iii) 506,250 shares owned by Azimuth Corporation, of which Mr. Milley is a director and executive officer, and 2,875,000 shares issuable to Azimuth Corporation under warrants granted by Molecular Diagnostics that were exercisable on August 7, 2001; (iv) 148,655 shares owned by Winchester National, Inc., of which Mr. Milley is a director, and (v) 70,000 shares subject to options granted by Molecular Diagnostics to Mr. Milley that were exercisable on August 7, 2001 or which have or will become exercisable within 60 days thereafter.

 (3) Includes: (i) 191,616 shares owned by Northlea Partners, Ltd., of which Dr. Abeles is the general partner, 62,500 shares issuable to Northlea Partners, Ltd. under a warrant granted by Molecular Diagnostics that was exercisable on August 7, 2001, and (ii) 70,000 shares subject to options granted by Molecular Diagnostics to Dr. Abeles which were exercisable on August 7, 2001 or have or will become exercisable within 60 days thereafter. Dr. Abeles disclaims beneficial ownership of all shares owned by Northlea Partners, Ltd. except 2,491 shares, which shares are attributable to his 1% interest in Northlea Partners, Ltd. as general partner.

 (4) Includes: (i) 463,333 shares received in a Claims Settlement Agreement in December 1998; (ii) 37,084 shares acquired in a private transaction in 1989; and (iii) 70,000 shares underlying stock options, which are exercisable within sixty days.

 (5) Includes: (i) 300,000 shares received as a result of the merger of InPath, LLC and Bell National Corporation in December 1998; (ii) 396,688 shares received as the result of the conversion during 2000 of the principal and accrued interest related to a 6% convertible promissory note purchased in a private offering in May 1999; and (iii) 436,667 shares underlying options exercisable within sixty days.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offering Circular entitled "The Exchange Offer -- Solicitation" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

(a) The information set forth in the section of the Offering Circular entitled "Where You Can Find More Information About Us" and on pages F-1 - F-29 of Molecular Diagnostics' Annual Report on Form 10-K, as amended, for its fiscal year ended December 31, 2000 and on pages 3 - 13 of Molecular Diagnostics' Quarterly Report on Form 10-Q, as amended, for the quarter ended September 30, 2001 is incorporated herein by reference. Molecular Diagnostics' Amended Annual Report and Amended Quarterly Report can be inspected at the Securities and Exchange Commission's web site at www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 (1-800-SEC-0330) or can be requested from Leonard R. Prange, President of Molecular Diagnostics at the address or telephone number provided in Item 2(a) of this Schedule TO.

(b)  Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(a)  None.

(b)  None.

ITEM 12.  EXHIBITS.

(a)(1)  Offering Circular
   (2)  Letter of Transmittal
   (3)  Notice of Guaranteed Delivery
   (4)  Letter to Common Stockholders
   (5)  Letter to Broker-Dealers
   (6)  Letter to Clients
   (7)  Guidelines for Substitute Form W-9
   (8)  Press Release
   (b)  Not applicable
   (d)  Not applicable
   (g)  Not applicable
   (h)  Not applicable

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2001

                                          By:     /s/ LEONARD R. PRANGE
                                            ------------------------------------
                                            Leonard R. Prange
                                            President